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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
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                                SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934
                      (Amendment No. 2--Final Amendment)
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                       SAVANNAH FOODS & INDUSTRIES, INC.
                           (Name of Subject Company)
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                          IHK MERGER SUB CORPORATION
                          IMPERIAL HOLLY CORPORATION
                                   (Bidders)
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                    COMMON STOCK, PAR VALUE $0.25 PER SHARE
                        (Title of Class of Securities)
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                                  804795 10 2
                     (CUSIP Number of Class of Securities)
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                            WILLIAM F. SCHWER, ESQ.
                          IMPERIAL HOLLY CORPORATION
                        ONE IMPERIAL SQUARE, SUITE 200
                               8016 HIGHWAY 90-A
                            SUGAR LAND, TEXAS 77478
                              (281) - 491 - 9181

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                   and Communications on Behalf of Bidders)

                                with a copy to:

                            ROBERT V. JEWELL, ESQ.
                            ANDREWS & KURTH L.L.P.
                             TEXAS COMMERCE TOWER
                            600 TRAVIS, SUITE 4200
                           HOUSTON, TEXAS 77002-3090
                                (713) 220-4200
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     This Amendment No. 2 ("Amendment No. 2") amends and supplements the Tender
Offer Statement on Schedule 14D-1, dated September 18, 1997, as amended (the "Schedule 14D-1"), relating to the offer by IHK Merger Sub Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Imperial Holly Corporation, a Texas corporation ("Imperial Holly "), to purchase 14,397,836 outstanding shares (or such other amount of shares representing 50.1% of the outstanding common stock, par value $0.25 per share (the "Shares"), on a fully diluted basis on the date of purchase) of Savannah Foods & Industries, Inc., a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 18, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), which were filed with the Schedule 14D-1 as Exhibits
(a)(1) and (a)(2), respectively.

ITEM 4--SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 4 of the Schedule 14D-1 is hereby amended and restated in its entirety as follows:

     The funds to purchase the Shares accepted for payment in the Offer have
been furnished to Purchaser by Imperial Holly as a capital contribution.   To
obtain such funds, Imperial Holly entered into a credit agreement, dated October 17, 1997 (the "Tender Credit Facility"), with Lehman Commercial Paper, Inc. ("LCPI"), an affiliate of Lehman Brothers, Inc., a financial advisor to Imperial Holly. The Tender Credit Facility consists of a term loan facility in the amount of $295 million and a revolving credit facility in the amount of $210 million. The Tender Facility is guaranteed by each of Imperial Holly's direct and subsidiaries (other than Savannah Foods and its subsidiaries), and is secured by substantially all the assets of Imperial Holly and each of the guarantors. The term loan will be repayable on the earlier of (i) the date of the closing of the Merger and (ii) the date which is the earlier of January 31, 1998 and 90 days after the date upon which IHK Sub accepts for payment the Target Number of Shares (the "Maturity Date"). The revolving credit facility, approximately $78.1 million of which was borrowed on October 17, 1997, will be available on a revolving basis to refinance certain existing indebtedness and will mature on the Maturity Date. The Tender Credit Facility will bear interest, at Imperial Holly's election, at either (i) the highest of (A) the prime rate of the administrative agent selected in the syndication process, (B) the secondary market rate for certificates of deposit plus 1%, or (C) the federal funds effective rate plus 0.50% (the "Base Rate"), in each case plus a margin of 1.50% or (ii) the rate for Eurodollar deposits in the interbank Eurodollar market (the "Eurodollar Rate") plus a margin of 2.50%.

     In connection with the consummation of the Merger, the Tender Credit Facilities will be replaced by a senior credit facility (the "Senior Credit Facility") arranged by LCPI. The Senior Credit Facility will be comprised of either (i) senior credit facilities of up to $455 million (the "Alternative A Facility"), comprised of term loan facilities aggregating not more than $255 million (the "Alternative A Term Loans") and a $200 million revolving credit facility (the "Alternative A Revolver"), which will be implemented in conjunction with the issuance of $250 million in proceeds of Senior Subordinated Notes or (ii) in the event the Senior Subordinated Notes are not issued and sold as of the date of the consummation of the Merger, senior credit facilities of up to $705 million (the "Alternative B Senior Credit Facility"), comprised of term loan facilities aggregating not more than $505 million (the "Alternative B Term Loans") and a $200 million revolving credit facility (the "Alternative B Revolver"). The proceeds of the Senior Credit Facility will provide the financing necessary to repay amounts owing under the Tender Credit Facility, to provide a portion of the Cash Consideration payable upon consummation of the Merger and certain expenses related to the Merger, and to provide financing for future working capital and other general corporate purposes. The Senior Credit Facility will be guaranteed by each of Imperial Holly's direct and indirect subsidiaries,
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including Savannah Foods and its subsidiaries, and will be secured by substantially all tangible and intangible assets of Imperial Holly and each of the guarantors.

     The Alternative A Term Loans will be available for one drawing on the date of the closing of the Merger, and will consist of two tranches. The two tranches, in the aggregate principal amounts of $150 million and $105 million, respectively, will fully amortize over a period of six and eight years, respectively. The Alternative A Revolver will be available on a revolving basis during the period commencing on the date of the closing of the Merger and ending on the date that is five years after the date of the closing of the Merger. The Alternative A Revolver and the Alternative A Term Loans will bear interest, at Imperial Holly's election, at either the Base Rate plus a margin ranging from 0.25% to 1.00% or the Eurodollar Rate plus a margin ranging from 1.25% to 2.00%.

     The Alternative B Term Loans will be available for one drawing on the date of the closing of the Merger, and will consist of four tranches. The four tranches, in the aggregate principal amounts of $150 million, $127.5 million, $127.5 million and $100 million, respectively, will fully amortize over periods of five, six, seven and eight years, respectively. The Alternative B Revolver will be available on a revolving basis during the period commencing on the date of the closing of the Merger and ending on the date that is five years after the date of the closing of the Merger. The Alternative B Revolver and the Alternative B Term Loans will bear interest, at Imperial Holly's election, at either the Base Rate plus a margin ranging from 0.75% to 2.50% or the Eurodollar Rate plus a margin ranging from 1.75% to 3.50%.

     Although LCPI anticipates that it may syndicate all or a portion of the Tender Credit Facility and the Senior Credit Facility to other lenders, the Financing Commitment Letter provides that LCPI will, subject to customary conditions, underwrite the entire amount of the Tender Credit Facility and the Senior Credit Facility. Imperial Holly intends to issue the Senior Subordinated Notes in a principal amount of approximately $250 million at or prior to the time of the consummation of the Merger in a private placement exempt from registration pursuant to Rule 144A under the Securities Act. In the event the offering of the Senior Subordinated Notes is not consummated on or prior to the consummation of the Merger, pursuant to the Financing Commitment Letter, LCPI has agreed to increase the amount of the Bank Credit Facility in the aggregate amount of $250 million.

     The Senior Subordinated Notes will be general unsecured obligations of Imperial Holly and guaranteed by the direct and indirect existing and future subsidiaries of Imperial Holly and Savannah Foods. The Senior Subordinated Notes and such guarantees will be subordinated to the obligations of Imperial Holly and its subsidiaries under the Senior Credit Facility, other borrowed money, capital lease and certain other obligations of Imperial Holly and its subsidiaries.

     The indenture under which the Senior Subordinated Notes will be issued will limit the ability of Imperial Holly and its subsidiaries to make dividends or distributions on their stock (other than regular quarterly dividends), prepay subordinated debt and make certain restricted investments. The indenture also will limit the ability of Imperial Holly and its subsidiaries to incur other indebtedness or issue preferred stock, create liens other than certain permitted liens, merge, consolidate or sell its assets with certain exceptions, guarantee certain other indebtedness, enter into certain transactions with affiliates and sale and leaseback transactions, issue other senior subordinated debt, change its business, consent and enter into certain other transactions. In the event of a change of control or certain asset sales, Imperial Holly may be required, at the option of the holders of the Senior Subordinated Notes, to repurchase all or a part of the Senior Subordinated Notes, subject to the limitations set forth in the indenture.
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ITEM 6--INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Item 6 of the Schedule 14D-1 is hereby amended by adding the following information thereto:

     Based on a final count of Shares validly tendered and not properly withdrawn pursuant to the Offer, an aggregate of 25,327,485 Shares were tendered (including Shares tendered pursuant to notice of guaranteed delivery procedures). The tendered Shares represent approximately 88.1% of the total outstanding Shares on a fully diluted basis. In accordance with the terms of the Offer, Imperial Holly will accept and pay for 14,397,836 Shares on a prorated basis, which number of Shares represents 50.1% of the outstanding Shares on a fully diluted basis.

ITEM 11--MATERIAL TO BE FILED AS EXHIBITS

     Item 11 of the Schedule 14D-1 is hereby amended and supplemented by the addition of the following, which are attached hereto as Exhibits:

     (b)(1) Credit Agreement among Imperial Holly Corporation, as Borrower, the Several Lenders from time to time Parties thereto, Lehman Brothers, Inc., as Arranger, Lehman Commercial Paper Inc., as Syndication Agent and Lehman Commercial Paper Inc., as Administrative Agent dated as of October 17, 1997

     (b)(2) Guarantee and Collateral Agreement made by Imperial Holly Corporation and certain of its Subsidiaries in favor of Harris Trust and Savings Bank, as Collateral Agent dated as of October 17, 1997

     (g)(1)  Press Release, dated October 17, 1997.
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                                   SIGNATURE

  After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: October 20, 1997


                        IHK MERGER SUB CORPORATION

                        By: /s/ WILLIAM F. SCHWER
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                           William F. Schwer
                           Vice President and Secretary



                        IMPERIAL HOLLY CORPORATION

                        By: /s/ WILLIAM F. SCHWER
                           ----------------------
                           William F. Schwer
                           Managing Director, Senior Vice President, General
                            Counsel and Secretary

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                                 EXHIBIT INDEX

Exhibit                            Exhibit Name
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(b)(1)                      Credit Agreement among Imperial Holly Corporation,
                            as Borrower, the Several Lenders from time to time Parties thereto, Lehman Brothers, Inc., as Arranger, Lehman Commercial Paper Inc., as Syndication Agent and Lehman Commercial Paper Inc., as Administrative Agent dated as of October 17, 1997

(b)(2) Guarantee and Collateral Agreement made by Imperial Holly Corporation and certain of its Subsidiaries in favor of Harris Trust and Savings Bank, as Collateral Agent dated as of October 17, 1997

(g)(1)                      Press Release, dated October 17, 1997